UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by the Registrant   [X]
Filed by a Party other than the Registrant   [ ]

Check the appropriate box:

[ ]	Preliminary Proxy Statement
[ ]	Confidential for use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]	Definitive Proxy Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material Pursuant to 240.14a -12

POWERCOLD CORPORATION

(Name of Registrant as Specified in its Charter)

NONE

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[ ] Fee paid previously with preliminary materials.
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POWERCOLD CORPORATION
PO Box 1239
115 Canfield Road
La Vernia, TEXAS 78121
PHONE: 830 779-5223
FAX: 830 253-8181

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

October 30, 2003

To The Stockholders of PowerCold Corporation:

The Annual Meeting of Stockholders of PowerCold Corporation, a Nevada Corporation, will be held at the Florida offices of PowerCold Corporation, 12345 Starkey Road, Largo, Florida 33773 on Thursday, October 30, 2003 at 11:00 A.M. Eastern time for the following purposes:

1. To elect members of the Board of Directors.

2. To ratify the selection of the independent auditors of the Corporation.

3. To transact such other business as may properly come before the annual meeting or any adjournments thereof.

Stockholders of record at the close of business on September 1, 2003 are entitled to notice of and to vote at the meeting.

By order of the Board of Directors,

POWERCOLD CORPORATION

/s/ Joseph C. Cahill

Joseph C. Cahill,
Corporate Secretary

September 30, 2003 Approximate Date of mailing to Stockholders

IMPORTANT: Whether or not you plan to attend the meeting, please execute and return the enclosed proxy. A return envelope is enclosed for your convenience. Prompt return of the proxy will assure a quorum and save the Corporation unnecessary expense. At least ten (10) days before the meeting of stockholders, a complete record of the stockholders of the Corporation entitled to vote at such meeting, or any adjournment thereof, will be on file at the place of business of the Corporation at 12345 Starkey Road, Largo, Florida 33773 and shall be produced and kept open at the time and place of the meeting. During all times referred to above, the records shall be subject to the inspection of any shareholder for the purposes of the meeting.

POWERCOLD CORPORATION
PO Box 1239
115 Canfield Road
La Vernia, TEXAS 78121
830 779-5223

PROXY STATEMENT
RELATING TO
ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 30, 2003

INTRODUCTION

This Proxy Statement is being furnished by the Board of Directors of PowerCold Corporation a Nevada corporation (the "Corporation"), to holders of shares of the Corporation's Common Stock ("Common Stock") in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual Meeting of Shareholders of the Corporation to be held on Thursday, October 30, 2003 and any adjournment or adjournments thereof (the "Annual Meeting") for the purposes set forth in the accompanying Notice of the Annual Meeting. This Proxy Statement is first being mailed to shareholders on or about September 30, 2003. The Annual 10-K Report of the Corporation for the year ending December 31, 2002 will be mailed to stockholders upon request. Such Annual Report does not form any part of the material for solicitation of proxies.

PURPOSES OF ANNUAL MEETING

Election of Directors

At the Annual Meeting, shareholders entitled to vote (see "Voting at Annual Meeting") will be asked to consider and take action on the election of three individuals to the Corporation's Board of Directors to each serve for a three year term. See "Election of Directors."

Ratification of Auditors

At the Annual Meeting, shareholders entitled to vote (see "Ratification of Auditors") will be asked to consider and take action to ratify the appointment of independent auditors.

Other Business

To transact other matters as may properly come before the annual meeting or any adjournment or adjournments thereof.

VOTING AT ANNUAL MEETING

GENERAL

The close of business on the Record Date of September 1, 2003 has been fixed as the record date for determination of the shareholders entitled to notice of, and to vote at, the Annual Meeting (the "Record Date"). As of the Record Date, there were issued and outstanding 20,969,366 shares of Common Stock entitled to vote. A majority of such shares will constitute a quorum for the transaction of business at the Annual Meeting. The holders of record on the Record Date of the shares entitled to be voted at the Annual Meeting are entitled to cast one vote per share on each matter submitted to a vote at the Annual Meeting. All action proposed herein may be taken upon a favorable vote of the holders of a majority of such shares of Common Stock represented at the Annual Meeting provided a quorum is present at the meeting in person or by proxy.

PROXIES

Shares of Common Stock which are entitled to be voted at the Annual Meeting and which are represented by properly executed proxies will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted: (1) FOR the election of Francis L. Simola, Robert W. Yoho, Joseph C. Cahill to the Corporation's Board of Directors, (2) FOR the ratification of the selection of independent auditors; (3) AT the discretion of the proxy holder, any other matters which may properly come before the Annual Meeting. A shareholder who has executed and returned a proxy may revoke it at any time before it is voted at the Annual Meeting by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of the Corporation, or by attending the Annual Meeting and voting in person. A proxy is not revoked by the death or incompetence of the maker unless, before the authority granted there under is exercised, written notice of such death or incompetence is received by the Corporation from the executor or administrator of the estate or from a fiduciary having control of the shares represented by such proxy.

The indication of an abstention on a proxy or the failure to vote either by proxy or in person will be treated as neither a vote "for" nor "against" the election of any director. Each of the other matters must be approved by the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote. Abstention from voting will have the practical effect of voting against these matters since it is one less vote for approval. Broker non-votes, shares held by brokers or nominees for the accounts of others as to which voting instructions have not been given, will be treated as shares that are present for determining a quorum, but will not be counted for purposes of determining the number of votes cast with respect to a proposal. Brokers and nominees, under applicable law, may vote shares for which no instructions have been given in their discretion in the election of directors.

The Corporation will bear all the cost and expenses relating to the solicitation of proxies, including the costs of preparing, printing and mailing this Proxy Statement and accompanying material to shareholders. In addition to the solicitation of proxies by use of the mails, the directors, officers, and employees of the Corporation, without additional compensation, may solicit proxies personally or by telephone or telegram.

1. ELECTION OF DIRECTORS

It is intended that the proxies solicited hereby will be voted for the election of the nominees for directors listed below, unless authority to do so has been withheld. The Board of Directors knows of no reason why its nominees will be unable to accept election. However, if the nominees become unable to accept election, the Board will either reduce the number of directors to be elected or select substitute nominees. If substitute nominees are selected, proxies will be voted in favor of such nominees.

The Board of Directors is divided into three classes, with the terms of office of each class ending in successive years. The terms of directors of Class I expire with the 2003 Annual Meeting, terms of directors of Class II expire with the 2004 Annual Meeting, and the terms of directors in Class III expire with the 2005 Annual Meeting.

Nominees

The nominees for Class I directors whose term, if elected, will expire in 2006 and certain additional information with respect to the nominees are as follows:

<u>Nominee Name, Position with the Corporation, Principal Occupation(s), Other Directorships, Age, and Ownership:</u>

CLASS I - Three Year Term Expiring 2006

Francis L. Simola: To serve until the annual meeting in 2006. Mr. Simola, 64, has been Chairman, President and CEO of PowerCold since the Corporation's inception in January 1993. Mr. Simola is the founder and President of the Simco Group Inc., a private investment company that controls a major interest in PowerCold.

Shares Beneficially Owned*	2,673,096
Percent of Class:	12.7%
A Director Since:	January 1993

* Shares beneficially owned do not include options to acquire 898,604 shares of Common Stock granted on 10/01/99, 9/10/01 and 1/24/03.

Robert W. Yoho: To serve until the annual meeting in 2006. Mr. Yoho, 66, has been a Director of PowerCold since June 1, 2003, and President of PowerCold ComfortAir Solutions, Inc. since July 2002. Mr. Yoho has over thirty-five years experience in the heating, ventilation and air conditioning equipment industry.

Shares Beneficially Owned*	200,000
Percent of Class:	1.0%
A Director Since:	June 2003

* Shares beneficially owned do not include options to acquire 250,000 shares of Common Stock granted on 7/06/02, 1/01/03 and 7/01/03.

Joseph C. Cahill: To serve until the annual meeting in 2006. Mr. Cahill, 50, has been a Director of PowerCold since June 1, 2003, Vice President Administration and Finance since January 2002 and Corporate Secretary since June 1, 2003. Mr. Cahill has over twenty-two years experience as a senior executive for a chemical company and a co-generation business.

Shares Beneficially Owned*	82,779
Percent of Class:	0.4%
A Director Since:	June 2003

* Shares beneficially owned do not include options to acquire 150,000 shares of Common Stock granted on 01/01/2003

There are no Class II or Class III directors currently in office.

MANAGEMENT RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE NOMINEES TO THE BOARD OF DIRECTORS OF THE CORPORATION

2. RATIFICATION OF AUDITORS

Williams & Webster, P.S., independent public accountants, have again been selected by the Board of Directors as the independent auditors for the Corporation for the fiscal year ending December 31, 2003, subject to approval by the shareholders. Williams & Webster, P.S., has served as an independent auditor for the Corporation since the fiscal year ended December 31, 2000. This firm is experienced in the field of accounting and is well qualified to act in the capacity of auditors. Williams & Webster, P.S. will not be represented at the annual meeting, but questions from shareholders will be presented to the auditors for response.

MANAGEMENT RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" ITEM 2

3. OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters that will be presented for action at the Annual Meeting other than those described above. Should other business properly be brought before the Annual Meeting, it is intended that the accompanying Proxy will be voted thereon in the discretion of the persons named as proxies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of September 1, 2003, the amount and percentage of the Common Stock of the Corporation, which according to information supplied by the Corporation, is beneficially owned by each person who, to the best knowledge of the Corporation, is the beneficial owner (as defined below) of more than five (5%) of the outstanding common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OWNERSHIP OF COMMON STOCK OUTSTANDING
Joseph C. Cahill (2) 45 Overlea Lane Aberdeen, NJ 07747	82,779	0.39%
Grayling Hofer (3) 2406 Crow Valley San Antonio, TX 78232	2,000	0.01%
Robert W. Yoho (4) 13799 Park Blvd. North Seminole, FL 33776	200,000	0.95%
Francis L. Simola and (5) Veronica M. Simola 9408 Meadowbrook Ave. Philadelphia, PA. 19118	892,432	4.26%
Simco Group, Inc. (6) 566 S. Bethlehem Pike Fort Washington, PA. 19034	1,780,664	8.49%
Henry N. Sanborn 505 Charles Street Avenue Towson, MD 21204	1,468,478	7.00%

(1)   Under Rule 13d-3, issued by the Securities and Exchange Commission, a person is, in general, deemed to "Beneficially own" any shares if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote or to direct the voting of those shares and/or (b) investment power, which included the power to dispose, or to direct the disposition of those securities. The foregoing table gives effect to shares deemed beneficially owned under Rule 13d-3 based on the information supplied to the Corporation. The persons named in the table have sole voting power and investment power with respect to all shares of Common Stock beneficially owned by them.

(2)   The beneficial owner listed above has been granted stock options given the right to acquire 150,000 shares of PowerCold Corporation Common Stock.

(3)   The beneficial owner listed above has been granted stock options given the right to acquire 105,000 shares of PowerCold Corporation Common Stock.

(4)   The beneficial owner listed above has been granted stock options given the right to acquire 250,000 shares of PowerCold Corporation Common Stock.

(5)   The beneficial owner listed above has been granted stock options given the right to acquire 898,604 shares of PowerCold Corporation Common Stock.

(6)   Simco Group, Inc., a Nevada Corporation, is wholly owned (100%) by Francis l. Simola and Veronica M. Simola.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of September 1, 2003, amount and percentage of the Common Stock of the Corporation, which according to information supplied by the Corporation, is beneficially owned by Management, including officers and directors of the Corporation.

Title Of Class	Name Of Beneficial Owner	Amount & Nature Of Beneficial Ownership	Percent of Class
Common	Francis L. Simola (Officer & Director)	2,673,096 Direct	12.75%
Common	Joseph C. Cahill (Officer & Director)	82,779 Direct	0.39%
Common	Robert W. Yoho (Director)	200,000 Direct	0.95%
Common	Grayling Hofer (Officer)	2,000 Direct	0.01%

REMUNERATION OF EXECUTIVE OFFICERS

(a)   Named Executive Officers

The Corporation's named executive officers are: Francis L. Simola, President and Chief Executive Officer; Joseph C. Cahill, Secretary and Vice President Administration & Finance; and Grayling Hofer, Treasurer and Vice President Chief Accounting Officer. Robert W. Yoho is a Corporate Director and President of PowerCold ComfortAir Solutions, Inc.

(b)   Summary Compensation Table

No executive officer of the Corporation received any compensation greater than $72,000 for 2002. No officer of the Corporation was paid by any other source other than PowerCold for time that was actually spent in furtherance of PowerCold's affairs.

Simco Group/ Simola received 120,000 shares of common restricted stock for services rendered the Corporation for the year 2002. Simco Group/Simola was granted 202,725 options of Common Stock on 1/24/03 for financial services rendered the Corporation with an exercise price of $1.60 per share.

The Corporation has received funding on several occasions from Simco Group, Inc, ("Simco"), a separate legal entity wholly-owned by the Corporation's chairman and chief executive officer. During the year ended December 31, 2002 the Corporation received $196,760 as a short-term loan from Simco Group.

Joseph C. Cahill received $41,506 and 82,779 shares of Common Stock as compensation for salary and consulting services for the year 2002. Mr. Cahill was granted 150,000 options of Common Stock on 01/01/2003 for services rendered to the Corporation with an exercise price of $1.00 per share.

Mr. Grayling Hofer received $48,460 as compensation for salary for the year 2002. Mr. Hofer was granted 30,000 options of Common Stock on 1/01/03 at an exercise price of $1.00 per share and 75,000 options of Common Stock on 6/01/03 at an exercise price of $1.50 per share for services rendered to the Corporation.

Robert W. Yoho received $66,000 for consulting services for year ended 2002. Mr. Yoho was granted 75,000 options of Common Stock on 1/01/03 at an exercise price of $0.50 per share; 75,000 options of Common Stock on 7/01/03 at an exercise price of $1.50 per share and 100,000 options of Common Stock on 7/06/02 at an exercise price of $1.50 per share for services rendered the Corporation.

The information specified concerning the compensation of the named executive officers for each of the Registrant's last three completed fiscal years provided in the following Summary Compensation Table.

Summary Compensation Table

					Long-Term Compensation			
Annual Compensation					Awards		Payouts	
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Annual Bonus ($)	(e) Other Stock Comp. ($)	(f) Restricted Underlying Awards ($)(1)(2)	(g) Securities LTIP Options (#)(3)	(h) All Other Payouts ($)	(i) Comp. ($)
Francis Simola	2002	0	0	0	120,000	0	0	0
President	2001	0	0	0	120,000	150,000	0	0
CEO	2000	0	0	0	120,000	0	0	0
Joseph C. Cahill	2002	41,506	0	0	82,779	0	0	0
Secretary	2001	0	0	0	0	0	0	0
VP Admin & Fin	2000	0	0	0	0	0	0	0
Grayling Hofer	2002	48,460	0	0	2,000	0	0	0
Treasurer	2001	0	0	0	0	0	0	0
CAO	2000	0	0	0	0	0	0	0
Robert Yoho	2002	66,000	0	0	200,000	100,000	0	0
Director	2001	0	0	0	0	0	0	0
	2000	0	0	0	0	0	0	0

(1) Restricted Stock Awarded for consulting and funding services.
(2) Restricted Stock Awards includes shares for acquisition.
(3) Securities Underlying Options do not include options granted in 2003.

The information specified concerning the stock options of the named executive officers during the fiscal year ended December 31, 2002 is provided in the following Option Grants in the Last Fiscal Year Table:

OPTION GRANTS IN LAST FISCAL YEAR
Individual Grants (1)

(a) Name	(b) Number of Securities Underlying Options Granted (2)	(c) % of total Options granted to employees in fiscal year	(d) Exercise or or base price $/share	(e) Expiration Date
Robert Yoho	100,000	30.8%	1.50	07/26/05

(1) This table does not include Stock Options granted previously.
(2) Number of Securities Underlying Options Granted do not include options granted in 2003.

The information specified concerning the stock options of the named executive officers during the fiscal year ended December 31, 2002 is provided in the following: Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Options Values Table:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
Individual Grants (1)

(a) Name	(b) Number of Shares Acquired	(c) Value Realized $ on Exercise	(d) Number of Securities Underlying Unexercised Options at Fy-End (#)Exercisable/ Unexercisable (1)	(e) Value of Unexercised in-the-money options at Fy-End ($)Exercisable/ Unexercisable (2)
Frank Simola	0	0	695,879/0	$1,085,571/$0
Joseph C. Cahill	0	0	0/0	$0/$0
Robert W. Yoho	0	0	100,000/0	$156,000/$0
Grayling Hofer	0	0	0/0	$0/$0

(1) Number of Securities Underlying Unexercised Options at Fy-End (#)Exercisable/ Unexercisable do not include options granted in 2003.
(2) Valued at the market closing price of $1.56 per share on December 31, 2002.

The Corporation does not currently have a Long Term Incentive Plan ("LTIP")

The Corporation currently does not hold any Employment Contracts or Change of Control Arrangements with any parties.

CERTAIN INFORMATION REGARDING THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2002 the Board of Directors held nine meetings. All directors attended the meetings either physically or via teleconference.

INDEPENDENT PUBLIC ACCOUNTANTS

Williams & Webster, P.S., independent public accountants, have been selected again by the Board of Directors as the independent auditors for the Corporation for the fiscal year ending December 31, 2003, subject to approval by the shareholders. Williams & Webster, P.S., has served as an independent auditor for the Corporation since the fiscal year ended December 31, 2000. This firm is experienced in the field of accounting and is well qualified to act in the capacity of auditors.

Audit Fees: For the year ending December 31, 2002 were approximately $45,000.

Financial Information Systems Design and Implementation Fees: There were no fees or services related to financial information system design or implementation during the year ending December 31, 2002.

All Other Fees: During the course of the year ending December 31, 2003 Williams & Webster provided consulting services in the amount of $7,400 regarding the potential acquisition of Alturdyne, Inc.

COMMITTEES

There are no Compensation, Audit or Nominating Committees.

RELATED PARTY TRANSACTIONS

The Corporation has received funding on several occasions from Simco Group, Inc., a separate legal entity wholly owned by the Corporation's Chairman and Chief Executive Officer. Simco Group has financed the Corporation on several occasions since the Corporation's inception. At the year ended December 31, 2002 the loan outstanding and due was $196,760

COMPENSATION OF DIRECTORS

Compensation is limited to 2,500 common shares annually, paid in restricted stock for director services rendered the Company. No director compensation was paid in 2002, 2001 or 2000. There are currently no other compensation arrangements for the Corporation's directors. Directors are not compensated for out-of-pocket expenses incurred in connection with the directors duties associated with the Corporation's business.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors, executive officers, and persons owning more than ten percent of a registered class of the Corporation's securities to file with the United States Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of equity securities of the Corporation. Officers, directors, and greater- than- ten percent shareholders are required by Securities and Exchange Commission's regulations to furnish the Corporation with copies of all Section 16(a) forms they file.

To the Corporation's knowledge, based solely on its review of copies of reports furnished to the Corporation and written representations that no other reports were required, the Corporation believes that during fiscal year ended December 31, 2002, all filing requirements under Section 16(a) of the Securities Exchange Act of 1934 were satisfied.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

The Corporation's next annual meeting is scheduled for October 1, 2004. A Stockholder who desires to have a qualified proposal considered for inclusion in the Proxy Statement for that meeting must notify the Secretary of the terms and content of the proposal no later than March 30, 2004. The Corporation's By-Laws outline the procedures including notice provisions, for stockholder nomination of directors and other stockholder business to be brought before stockholders at the Annual Meeting. At the time of submission of such proposal a stockholder must have been of record or beneficial owner of at least 1% of the outstanding shares or $1,000 worth of stock in the Corporation, and have held such stock for at least one year and through the date on which the meeting is held. A copy of the pertinent By-Law provisions are available upon written request to the Secretary of the Corporation.

FORM 10-K

Any shareholder of record may obtain a copy of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "Form 10-K"), without cost, upon written request to the Secretary of the Corporation. The Form 10-K is not part of the proxy solicitation material for the Annual Meeting. Additionally, the Securities and Exchange Commission maintains a web site that contains reports and other information at the following address: http://www.sec.gov.

Corporation financial reports and product information may also be accessed at the Corporation's Internet Web Site at http://www.powercold.com. Information on our website does not form any part of the material for solicitation of proxies.

By Order of the Board of Directors

/s/ Joseph C. Cahill   Date: October 1, 2003

-----------------------   -------------------------
 Joseph C. Cahill

(FORM OF PROXY CARD, INFORMATION ON FRONT SIDE)

PROXY

POWERCOLD CORPORATION
PO Box 1239
115 Canfield Road
La Vernia, Texas 78121

(PROXY GRAPHIC)

The undersigned hereby revokes all proxies for his stock and appoints Joseph C. Cahill, with power of substitution, to represent and to vote on behalf of the undersigned all of the shares of PowerCold Corporation, which the undersigned is entitled to vote at the Annual Meeting of the Shareholders to be held at the Florida offices of PowerCold Corporation, 12345 Starkey Road, Largo, Florida 33773, on Thursday, October 30, 2003 at 11:00 A.M. eastern time, including any adjournments thereof.

1. To elect Directors.

   [ ] For all nominees listed below (except as marked to the contrary) as Class I Directors:

   Francis L. Simola, Robert W. Yoho, Joseph C. Cahill

To withhold authority to vote for any individual nominee(s), write the name(s) of the nominee(s) in the space provided below.

____

2. To ratify the appointment of Williams & Webster P.S. as independent auditors for the fiscal year ending December 31, 2003.

   [ ] FOR [ ] AGAINST [ ] ABSTAIN

3. In his discretion the proxy is hereby authorized to vote upon such other matters as may properly come before the meeting.

   [ ] FOR [ ] AGAINST [ ] ABSTAIN

(Please date and sign on the reverse side)

(FORM OF PROXY CARD, INFORMATION ON BACK SIDE)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 AND 3.

Please sign exactly as your name appears on the proxy. When shares are held by join tenants, both should sign. When signing, as attorney, as executor, administrator, trustee, or guardian, please give title as such. If a corporation, please sign in corporate name by President or other authorized officer.

Dated: ______________________, 2003

____
Company Name

____
Signature

____
Signature if Held Jointly